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                                                                         0-14399
                                                          ----------------------
                                                          Commission File Number



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
                       For Period Ended: December 30, 2000
                                         -----------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:  N/A
                                                        -----

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A

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Part I-Registrant Information

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        Full Name of Registrant:
                        Golden Books Family Entertainment, Inc.

        Former Name if Applicable:
                        N/A

        Address of Principal Executive Office (Street and Number):
                        888 Seventh Avenue
                        40th Floor

                City, State and Zip Code
                        New York, New York  10106


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Part II-Rules 12b-25 (b) and (c)

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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]  (b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     As a result of unforeseen delays in connection with the preparation of the registrant's year-end financial statements, the registrant is unable to file its Annual Report on Form 10-K within the prescribed time period. The registrant cannot eliminate the reasons for its inability to file the forgoing Report without unreasonable effort and/or expense. The foregoing Report will be filed no later than the fifteenth calendar day following the prescribed due date for the Report.





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Part IV-Other Information
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     (1) Name and telephone number of person to contact in regard to this notification

         Philip Galanes                       (212)              547-6700
         ------------------------------ ---------------- -----------------------
         (Name)                            (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [x] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On January 27, 2000 the registrant, together with certain of its subsidiaries, emerged from protection under Chapter 11 of the U.S. Bankruptcy Code. As a result, the registrant has applied the reorganization and fresh-start accounting adjustments as required under applicable accounting rules. Under fresh-start accounting, a new reporting entity is deemed to be created and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values at the effective date of the reorganization. Accordingly, the results of operations for the year ended December 30, 2000 are not comparable to the results of operations for the year ended December 25, 1999. Largely as a result of the application of fresh-start accounting, the registrant reported net income of approximately $185.8 million for the fiscal year ended December 25, 1999. The registrant expects to report a substantial net loss for the fiscal year ended December 30, 2000.


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                     Golden Books Family Entertainment, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2001                  By: /s/ Philip Galanes
     -----------------                     -------------------------------------
                                           Name:   Philip Galanes
                                           Title:  Chief Administrative Officer,
                                                   Executive Vice President,
                                                   General Counsel & Secretary

Instruction: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)